June 13, 2006	Deborah S. Froling 202.857.6075 direct 202.857.6395 fax froling.deborah@arentfox.com
VIA EDGAR
Daniel F. Duchovny, Esq.
Division of Corporation Finance
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Re:	ICON Cash Flow Partners L.P. Seven
Amendment No. 2 to Schedule 14D-9 filed June 13, 2006
File No. 005-81835
Dear Mr. Duchovny:
     This letter sets forth the response of ICON Cash Flow Partners L.P. Seven (the “Partnership”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Schedule 14D-9/A (Amendment No. 1) received by letter dated June 9, 2006. Amendment No. 2 to the Schedule 14D-9 (the “14D-9/A”) is being filed on EDGAR concurrently herewith. For your convenience, we have set forth the Staff’s comments immediately preceding our responses.
Schedule 14D-9
The Solicitation or the Recommendation, page 2

1.	We note your response to comment 3. Refer to your disclosure, as expanded in your response, that the bidders may have difficulty paying for all tendered securities given the bidders’ other outstanding offers. Please note, and confirm your understanding, that in future filings, you may not make allegations (in this case, a statement contradicting the bidders’ disclosure) without clear support for your beliefs. Refer to Section 14(e) of the Securities Exchange Act of 1934.

Response:

In response to the Staff’s comment, the Partnership confirms that it will not contradict the bidders’ disclosure in future filings without clear support for its belief.

June 13, 2006

Additional Information — Page 7

2.	We reissue comment 8 in part. Please explain the consequences of the bidders being treated as assignees. Will these provisions prevent the bidders from accepting the units tendered? Will they prevent the bidders from paying for accepted units?

Response:

In response to the Staff’s comment, the Partnership has added disclosure to the 14D-9/A to explain the consequences if all Holders decide to tender all of their units.
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     If you have any questions or comments with respect to these responses or other matters, please call the undersigned or Joel S. Kress at 212-418-4700.
Sincerely,

/s/ Deborah S. Froling

Deborah S. Froling

cc: Joel S. Kress